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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715-10-4
        ----------------------------------------------------------------
                                 (CUSIP Number)

Richard A. Ekleberry    James R. Gillette                Linda D. Barker
Texas Pacific Group     Leonard Green & Partners, L.P.   The TCW Group, Inc.
301 Commerce Street,    11111 Santa Monica Boulevard,    865 S. Figueroa Street,
Suite 3300              Suite 2000                       Suite 1800
Fort Worth, TX 76102    Los Angeles, CA 90025            Los Angeles, CA 90017
(817)871-4000           (310) 954-0416                   (213) 244-0000

                                 With copies to:


Paul J. Shim, Esq.        Howard A. Sobel, Esq.     Charles F. Niemeth
Cleary, Gottlieb, Steen   Kramer Levin Naftalis     O'Melveny & Myers LLP
& Hamilton                & Frankel LLP             153 East 53rd Street
One Liberty Plaza         919 Third Avenue          New York, New York 10022
New York, New York 10006  New York, New York 10022  (212) 326-2000
(212) 225-2000            (212) 715-9100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 13, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Wafer Holdings LLC

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Wafer Partners LLC

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 - Contributions of Partners of Affiliates

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors III, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not Applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           T3 Advisors, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not Appicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           T3 Advisors II, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not Appicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Green Equity Investors III, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00-Contribution of Partners

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Green Equity Investors Side III, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00-Contribution of Partners

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GEI Capital III, L.L.C.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          OO - Limited Liability Company

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           LPG Management, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Leonard Green & Partners, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/Crescent Mezzanine Partners III, L.P.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/Crescent Mezzanine Trust III

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          OO (Trust)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The TCW Group, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not Applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          HC, CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW Asset Management Company

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          HC, CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------
CUSIP No. 552715-10-4
---------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TCW/Crescent Mezzanine III, LLC

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           Not Applicable

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER

    NUMBER OF SHARES          8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY               182,182,192 (See Items 4 and 5.)
     EACH REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH
                             10       SHARED DISPOSITIVE POWER
                                      182,182,192 (See Items 4 and 5.)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,182,192 (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          90.3% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON*

          OO (Limited Liability Company)

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This statement relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of MEMC Electronic Materials, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 501 Pearl Drive (City of O'Fallon), St. Peters, Missouri 63376.

Item 2. Identity and Background.

        This statement is filed by TPG Wafer Holdings LLC, a Delaware limited liability company ("Wafer Holdings"), TPG Wafer Partners LLC, a Delaware limited liability company ("Wafer Partners"), TPG Advisors III, Inc., a Delaware corporation ("TPG Advisors"), T3 Advisors, Inc., a Delaware corporation ("T3 Advisors"), and T3 Advisors II, Inc., a Delaware corporation ("T3 Advisors II"), Green Equity Investors III, L.P., a Delaware limited partnership ("GEI"), Green Equity Investors Side III, L.P., a Delaware limited partnership ("GEI Side"), GEI Capital III, L.L.C., a Delaware limited liability company ("GEI Capital"), LGP Management, Inc., a Delaware corporation ("LGPM"), and Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), TCW/Crescent Mezzanine Partners III, L.P. , a Delaware limited partnership ("TCW Partners"), TCW/Crescent Mezzanine Trust III, a Delaware business trust ("TCW Trust"), The TCW Group, Inc., a Nevada corporation ("TCW Group"), TCW Asset Management Company, a California corporation ("TAMCO"), and TCW/Crescent Mezzanine III, LLC, a Delaware limited liability company ("TCW Mezzanine III" and together with Wafer Holdings, Wafer Partners, TPG Advisors, T3 Advisors, T3 Advisors II, GEI, GEI Side, GEI Capital, LGPM, LGP, TCW Partners, TCW Trust, TCW Group and TAMCO, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit 1.

Wafer Holdings and Wafer Partners

        As to Wafer Holdings and Wafer Partners, information is included herein with respect to TPG Wafer Management LLC ("Wafer Management"), TPG Partners III, L.P. ("TPG Partners"), T3 Partners, L.P. ("T3 Partners"), T3 Partners II, L.P. ("T3 Partners II"), TPG Parallel III, L.P. ("TPG Parallel"), TPG Investors III, L.P. ("TPG Investors"), FOF Partners III, L.P. ("FOF"), FOF Partners III-B, L.P. ("FOF B"), TPG Dutch Parallel III, C.V. ("TPG Dutch"), T3 Parallel, L.P. ("T3 Parallel"), T3 Investors, L.P. ("T3 Investors"), T3 Dutch Parallel, C.V. ("T3 Dutch"), T3 Parallel II, L.P. ("T3 Parallel II"), TPG GenPar III, L.P. ("TPG GenPar"), T3 GenPar, L.P. ("T3 GenPar"), T3 GenPar II, L.P. ("T3 GenPar II"), TPG Advisors, T3 Advisors and T3 Advisors II (collectively, the "TPG Controlling Persons").

        The address of the principal business offices of each of the TPG Controlling Persons, Wafer Holdings and Wafer Partners is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

        Wafer Holdings was formed solely for the purpose of effecting the transactions described under Item 4 below and holding securities of the Company. Wafer Holdings has not engaged in any activities other than those incident to formation and such transactions. As described above, the members of Wafer Holdings are Wafer Partners, GEI, GEI Side, TCW Partners, TCW Trust and Wafer Management.

        Wafer Partners was formed solely for the purpose of effecting the transactions described under Item 4 below and holding securities of the Company. Wafer Partners has not engaged in any activities other than those incident to formation and such transactions. As described above, the members of Wafer Partners are TPG Partners, T3 Partners, T3 Partners II, TPG Parallel, TPG Investors, FOF, FOF B, TPG Dutch, T3 Parallel, T3 Investors, T3 Dutch and T3 Parallel II. Wafer Partners is also the sole member of Wafer Management.

        TPG Advisors's principal business is to serve as the general partner of TPG GenPar, a Delaware limited partnership. The principal business of TPG GenPar is to serve as the general partner of each of TPG Partners, TPG Parallel, TPG Investors, FOF, FOF B, each a Delaware limited partnership, and TPG Dutch, a Netherlands limited partnership, and other related entities engaged in making investments in securities of public and private corporations.

        T3 Advisors's principal business is to serve as the general partner of T3 GenPar, a Delaware limited partnership. The principal business of T3 GenPar is to serve as the general partner of each of T3 Partners, T3 Parallel, T3 Investors, each a Delaware limited partnership, and T3 Dutch, a Netherlands limited partnership, and other related entities engaged in making investments in securities of public and private corporations in the telecommunications and technology industries.

        T3 Advisors II's principal business is to serve as the general partner of T3 GenPar II, a Delaware limited partnership. The principal business of T3 GenPar II is to serve as the general partner of each of T3 Partners II and T3 Parallel II, each a Delaware limited partnership, and other related entities engaged in making investments in securities of public and private corporations in the telecommunications and technology industries.

        The executive officers and directors of each of TPG Advisors and T3 Advisors are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), Richard Schifter (Vice President), James O'Brien (Vice President and Treasurer), Richard Ekleberry (Vice President and Secretary), Thomas Reinhart (Vice President), Jeffrey Shaw (Vice President), Jonathan Coslet (Vice President), John Viola (Vice President), Linda Rogenski (Assistant Secretary) and S. Michelle Reese (Assistant Secretary), each of whom is a natural person. The executive officers and directors of T3 Advisors II are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), James O'Brien (Vice President and Treasurer), Richard Ekleberry (Vice President and Secretary), John Viola (Vice President), Linda Rogenski (Assistant Secretary) and S. Michelle Reese (Assistant Secretary), each of whom is a natural person. No other persons control the TPG Controlling Persons.

        David Bonderman has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. Bonderman is a citizen of the United States.

        James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. Coulter is a citizen of the United States.

        William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. Price is a citizen of the United States.

        Richard Schifter has his business address at 1133 Connecticut Avenue, Suite 700, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors, T3 Advisors and affiliated entities. Mr. Schifter is a citizen of the United States.

        James O'Brien has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. O'Brien is a citizen of the United States.

        Richard Ekleberry has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. Ekleberry is a citizen of the United States.

        Thomas Reinhart has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Reinhart's principal occupation is as a Vice President of TPG Advisors, T3 Advisors and affiliated entities. Mr. Reinhart is a citizen of the United States.

        Jeffrey Shaw has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Shaw's principal occupation is as a Vice President of TPG Advisors, T3 Advisors and affiliated entities. Mr. Shaw is a citizen of the United States.

        Jonathan Coslet has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coslet's principal occupation is as a Vice President of TPG Advisors, T3 Advisors and affiliated entities. Mr. Coslet is a citizen of the United States.

        John Viola has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Viola's principal occupation is as a Vice President of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Mr. Viola is a citizen of the United States.

        Linda Rogenski has her business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Ms. Rogenski's principal occupation is as an Assistant Secretary of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Ms. Rogenski is a citizen of the United States.

        S. Michelle Reese has her business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Ms. Reese's principal occupation is as an Assistant Secretary of TPG Advisors, T3 Advisors, T3 Advisors II and affiliated entities. Ms. Reese is a citizen of the United States.

GEI and GEI Side

        As to GEI and GEI Side, information is included herein with respect to GEI Capital, LGPM and LGP (the "LGP Controlling Persons").

        The address and principal place of business of each of GEI, GEI Side and the LGP Controlling Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

        GEI Capital's principal business is to act as the general partner of GEI and GEI Side, each of whose principal business is to pursue investments. LGPM's principal business is to act as the general partner of LGP, which is an affiliate of GEI Capital and whose principal business is to act as the management company of GEI, GEI Side and other affiliated funds.

        As a result of the LGP Controlling Persons' relationship with GEI and GEI Side, the LGP Controlling Persons may be deemed to have indirect beneficial ownership of the Common Stock; however, the LGP Controlling Persons disclaim beneficial ownership of the Common Stock.

        Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, each an individual United States citizen having a principal business address at 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control the LGP Controlling Persons. As stated above, the LGP Controlling Persons may be deemed to share beneficial ownership with respect to the Common Stock. As such, Messrs. Green, Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to share beneficial ownership of the Common Stock. However, such individuals disclaim beneficial ownership of the Common Stock. John G. Danhakl is a director of the Company.

TCW Partners and TCW Trust

        As to TCW Partners and TCW Trust, information is included herein with respect to TCW Group, TAMCO, investment sub-advisor to TCW Partners and TCW Trust, TCW Mezzanine III, general partner of TCW Partners and managing owner of TCW Trust, and TCW Management III, investment advisor to TCW Partners and TCW Trust (TCW Management III together with TCW Group, TAMCO and TCW Mezzanine III, the "TCW Controlling Persons").

        Each of the TCW Controlling Persons, TCW Partners and TCW Trust may be deemed to be a part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

        The address of the principal business and principal office for TCW Group and TAMCO is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. The address of the principal business and principal office for TCW Mezzanine III, TCW Management III, TCW Partners and TCW Trust is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

        TCW Group is a holding company of entities involved in the principal business of providing investment advice and management services. The executive officers of TCW Group are listed below. The directors are listed on Schedule I hereto. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

 Name                               Title
 ----                               -----

 Robert A. Day                      Chairman of the Board &
                                    Chief Executive Officer

 Ernest O. Ellison                  Vice Chairman

 Thomas E. Larkin, Jr.              Vice Chairman

 Marc I. Stern                      President

 Alvin R. Albe, Jr.                 Executive Vice President

 William C. Sonneborn               Chief Operating Officer

 Patrick R. Pagni*                  Deputy to the Chairman and
                                    Chief Executive Officer

 Michael E. Cahill                  Managing Director, General Counsel &
                                    Secretary

 David S. DeVito                    Managing Director and Chief
                                    Financial Officer & Assistant
                                    Secretary
* citizen of France

        Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCW Group, his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        TAMCO is a wholly-owned subsidiary of TCW Group. TAMCO provides investment advice and management services to institutional and individual investors. TAMCO is the sole member of TCW Mezzanine III, the managing member of TCW Management III and the investment sub-advisor of TCW Partners and TCW Trust. The executive officers of TAMCO are listed below. The directors are listed on
Schedule II hereto. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

  Name                                 Title
  ----                                 -----

  Robert A. Day                        Chairman of the Board &
                                       Chief Executive Officer

  Thomas E. Larkin, Jr.                Vice Chairman

  Marc I. Stern                        President & Vice Chairman

  Ernest O. Ellison                    Chairman, Investment Policy Committee

  Alvin R. Albe, Jr.                   Executive Vice President

  Mark W. Gibello                      Executive Vice President

  William C. Sonneborn                 Executive Vice President &
                                       Assistant Secretary

  Michael E. Cahill                    Managing Director, General Counsel &
                                       Secretary

  David S. DeVito                      Managing Director and Chief
                                       Financial Officer & Assistant
                                       Secretary

        Schedule II attached hereto and incorporated herein sets forth with respect to each director of TAMCO, his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Jean-Marc Chapus is a director of the Company.

        TCW Mezzanine III and TCW Management III are entities that operate in furtherance of investment objectives of TCW Partners and TCW Trust. TCW Mezzanine III is the general partner of TCW Partners and the managing owner of TCW Trust. TCW Management III is the investment advisor of TCW Partners and TCW Trust. TCW Management III has delegated all disposition and voting discretion to TAMCO and disclaims any beneficial ownership in the securities covered by this
Schedule 13D. Wilmington Trust Co., a Delaware corporation ("Wilmington Trust"), is the trustee of TCW Trust.

        The principal business of TCW Partners and TCW Trust is to make investments in securities, including common and preferred stock and other interests in business organizations with the principal objective of appreciation of capital invested. TCW Trust is a Delaware business trust of which Wilmington Trust is the trustee.

        The TCW Controlling Persons, together with TCW Partners, TCW Trust and TCW Group's other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the "TCW Business Unit"). The TCW Business Unit is primarily engaged in the provision of investment management services.

        As of July 6, 2001, the ultimate parent company of TCW Group is Societe Generale S.A., a company incorporated under the laws of France ("SG"). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

        SG, for purposes of the federal securities laws, may be deemed ultimately to control TCW Group and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own shares of Common Stock. In accordance with Exchange Act Release No. 34-39538 (January 12, 1998) and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons. The TCW Controlling Persons, TCW Partners and TCW Trust each disclaim beneficial ownership of Common Stock beneficially owned by SG and any of SG's other business units.

        During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the executive officers or directors of TPG Advisors, T3 Advisors, T3 Advisors II, the TCW Controlling Persons or the LGP Controlling Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        As more fully described under Item 4 below, Wafer Holdings, among other parties, entered into the Purchase Agreement (as defined below), pursuant to which Wafer Holdings agreed to purchase the Sellers' Common Stock (as defined below) for $2 in cash and the Sellers' Notes (as defined below) for $4 in cash. The funds required for the purchase of the Sellers' Common Stock and the Sellers' Notes were obtained from general funds available to Wafer Holdings and its affiliates.

        As more fully described under Item 4 below, the Sellers' Notes were restructured into Warrants (as defined below) to purchase Common Stock, Senior Notes (as defined below) and 260,000 shares of Series A Preferred Stock (as defined below), and will be restructured as more fully described below into the Italian Notes (as defined below).

Item 4. Purpose of Transaction.

        Purchase Agreement.

        On September 30, 2001, TPG Partners, T3 Partners, T3 Partners II and Wafer Holdings, on the one hand, and E.ON AG, a German corporation, E.ON International Finance B.V., a Dutch corporation, FIDELIA Corporation, a Delaware corporation, VEBA Zweite Verwaltungsgesellschaft mbH, a German corporation and E.ON North America, Inc., a Delaware corporation, on the other hand (collectively, the "Sellers"), entered into a Purchase Agreement, dated as of September 30, 2001 (the "Purchase Agreement"), providing for, among other things, the purchase by Wafer Holdings of (i) 49,959,970 shares of Common Stock (the "Sellers' Common Stock") and (ii) indebtedness of the Company and/or its subsidiaries having an aggregate principal amount of approximately $910 million (the "Sellers' Notes" and together with the Sellers' Common Stock, the "Sellers' Securities").

        Pursuant to an Assignment Agreement, dated as of November 13, 2001 (the Assignment Agreement"), by and among Wafer Holdings, on the one hand, and Wafer Partners, MEMC Holdings Corporation, a Delaware corporation, GEI, GEI Side, TCW Partners and TCW Trust, on the other hand (collectively, the "Note Assignees"), Wafer Holdings assigned the rights to purchase the Sellers' Notes to the Note Assignees. The closing of the transactions contemplated by the Purchase Agreement occurred on November 13, 2001 and the aggregate purchase price paid for the Sellers' Securities by Wafer Holdings and the Note Assignees pursuant to the Purchase Agreement was $6 in cash.

        Restructuring Agreement.

        On November 13, 2001, Wafer Holdings and the Company entered into a Restructuring Agreement providing for, among other things, (1) the restructuring of the Sellers' Notes into (a) $50 million in initial aggregate principal amount of Senior Subordinated Secured Notes due 2007 of the Company ("Senior Notes"),
(b) warrants to purchase 16,666,667 shares of Common Stock ("Warrants") and (c) 260,000 shares of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock") and (2) the restructuring of euro55 million (approximately $50 million) in debt outstanding under an existing term credit facility of the Company's Italian subsidiary. Assuming Shareholder Approval (as defined below) is obtained, the Reporting Persons will collectively own or have the right to acquire, through ownership of the Common Stock, conversion of the Series A Preferred Stock and exercise of the Warrants, approximately 182,182,192 shares of Common Stock, representing approximately 90.3% of the Company's outstanding Common Stock.

        The Restructuring Agreement also provides that the Company will cause its Board of Directors (the "Board") to consist of between 5 and 11 members, and to cause four individuals designated by Wafer Holdings (the "Board Nominees") to be elected as directors of the Company allocated among the three classes of directors as Wafer Holdings directs. At each annual meeting of the Company's shareholders following November 13, 2001, the Company is required to use its best efforts, subject to the fiduciary duties of the Board, to cause the election of the Board Nominees then up for election. If the Board Nominees are not so elected, Wafer Holdings may elect the Board Nominees in its capacity of the holder of the Series A Preferred Stock pursuant to the Certificate of Designations (as defined below). Wafer Holdings shall not be entitled to designate Board Nominees if (i) less than $130,000,000 in stated value of the Series A Preferred Stock is outstanding or (ii) it and its affiliates beneficially own, in the aggregate, less than 50% of the then outstanding shares of the Series A Preferred Stock.

        The Restructuring Agreement also contains covenants that restrict the ability of the Company to take certain significant actions without the consent of Wafer Holdings, including entering into agreements restricting the Company's or its subsidiaries' ability to incur liens; making certain dividends or other distributions; entering into transactions with the Company's affiliates; and mergers, consolidations and liquidations. In addition, Wafer Holdings enjoys a right of first offer with respect to any issuance by the Company of equity securities representing more than 10% of its then outstanding voting securities. These restrictive covenants will terminate at such time as Wafer Holdings or its affiliates beneficially own less than 25% of the Original Number of Combined Shares (as defined in the Restructuring Agreement).

        Also, Wafer Holdings has agreed that it and its affiliates will not effect or cause to be effected a short-form merger pursuant to Delaware General Corporation Law Section 253 without (i) approval by a special committee of the Board that does not include any representative of Wafer Holdings or its affiliates and (ii) an opinion of a nationally recognized investment banking firm to the effect that the consideration to be received by holders of Common Stock other than Wafer Holdings and its affiliates in such merger is fair from a financial point of view.

        The restructuring was approved by a Special Committee of the Board, comprised of the independent members of the Board, after review and consideration of the restructuring, the restructuring agreements and related documents, alternatives available to the Company and receipt by the Special Committee of an opinion from the financial advisors retained by the Special Committee that the transactions were fair from a financial point of view to the public stockholders of the Company.

        The transactions contemplated by the Purchase Agreement and the Restructuring Agreement were completed on November 13, 2001, except for the restructuring of the debt of the Company's Italian subsidiary, which is expected to be completed no later than November 29, 2001. Pursuant to an Indenture, dated as of November 13, 2001 (the "Indenture"), the Company issued and delivered to Wafer Partners, GEI, GEI Side, TCW Partners and TCW Trust an aggregate of $50 million in initial aggregate principal amount of Senior Notes. Thereafter, Wafer Partners assigned $750,000 in principal amount of Senior Notes to Wafer Management. The Company also issued and delivered the Warrants to Wafer Partners, GEI, GEI Side, TCW Partners and TCW Trust. Thereafter, Wafer Partners assigned 250,000 Warrants to Wafer Management.

        As a result of such transactions, Wafer Holdings is the record owner of 49,959,970 shares of Common Stock and 260,000 shares of Series A Preferred Stock; Wafer Partners is the record owner of 9,850,001 Warrants; Wafer Management is the record owner of 250,000 Warrants; GEI is the record owner of 3,258,872 Warrants; GEI Side is the record owner of 24,461 Warrants; TCW Partners is the record owner of 3,065,630 Warrants; and TCW Trust is the record owner of 217,703 Warrants.

        The terms of the securities acquired or to be acquired pursuant to the Restructuring Agreement by Wafer Holdings and the Note Assignees are summarized below.

        Series A Preferred Stock. The Series A Preferred Stock has a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends). Prior to Shareholder Approval, the Series A Preferred Stock accumulates dividends at a rate of 10.00% per annum (or, if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on the common stock then issuable upon conversion of the Series A Preferred Stock) if paid in cash, or 12% per annum if paid in kind. Following Shareholder Approval, the Series A Preferred Stock will accumulate dividends at a rate of 10.00% per annum if paid in cash, or 12% per annum if paid in kind. On or after the eighth anniversary of the date of issuance, the holders of the Series A Preferred Stock may require the Company to redeem shares of the Series A Preferred Stock in cash at a redemption price equal to the stated value plus accrued and unpaid dividends. Upon a Change of Control (as defined in the Certificate of Designations), the holders of the Series A Preferred Stock may require the Company to redeem their shares at a per share price equal to 101% of the stated value of the Series A Preferred Stock plus the aggregate amount of all other accumulated and unpaid dividends in respect of such share.

        In addition, the Series A Preferred Stock will be convertible into Common Stock at the option of the holders at any time at a conversion price of $2.25 per share of Common Stock, subject to customary anti-dilution adjustments. Until the Company obtains Shareholder Approval relating to the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock pursuant to its terms, the Series A Preferred Stock may not be converted into more than 19.9% of the outstanding shares of the Common Stock. Following Shareholder Approval, each share of Series A Preferred Stock will entitle the holder thereof to such number of votes, voting together with holders of Common Stock as a single class, equal to the number of shares of Common Stock into which it is convertible.

        The Certificate of Designations of the Series A Preferred Stock setting forth the terms of the Series A Preferred Stock (the "Certificate of Designations") also contains covenants which restrict the ability of the Company to take certain significant actions without the consent of a majority of the holders of the Series A Preferred Stock including: altering its certificate of incorporation or by-laws, if such alteration would adversely affect the powers, preferences or special rights of the Series A Preferred Stock; or authorizing, creating, issuing or increasing any class or series of capital stock senior or pari passu to the Series A Preferred Stock or additional Series A Preferred Stock.

        Senior Notes. The Senior Notes bear interest at a rate of 8% (payment in kind) in the first two years after issuance, 14% (payment in kind) in the third and fourth years after issuance and 14% (payment in kind with optional payment in cash at the request of the holders of the Senior Notes) in the fifth and sixth years after issuance. As collateral securing the Company's payment obligations under the Senior Notes, the Company has pledged substantially all of its domestic assets, including all of the capital stock of most of its domestic subsidiaries and 65% of the capital stock of certain of its foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The Company's domestic subsidiaries have also guaranteed the Company's payment obligations. The Senior Notes, and the security interests related thereto, are subordinated in priority and right of payment to the Revolving Credit Facility described below.

        Warrants. The Warrants are exercisable for 16,666,667 shares of Common Stock at an exercise price of $3.00 per share, subject to customary anti-dilution adjustments. The Warrants may be exercised, in whole or in part, at any time and from time to time, after the Company obtains Shareholder Approval for the issuance of the Common Stock underlying the Warrants until the tenth anniversary of the date of issuance.

        Italian Notes. Pursuant to the Restructuring Agreement, the Company has agreed to cause its Italian subsidiary to amend its term credit facility and issue and deliver to Wafer Partners, the lender under such term credit facility, euro55 million (aggregate principal amount) of credit notes due 2031 (the "Italian Notes"). These notes will be secured by the assets of the Italian subsidiary and bear interest at a rate of 6% per annum, which interest shall accrue, compound annually, be added to the principal amount of the Italian Notes and shall only be payable upon redemption, acceleration or maturity of the Italian Notes.

        Registration Rights Agreement.

        In connection with the Restructuring Agreement, the Company and Wafer Holdings have entered into a registration rights agreement (the "Registration Rights Agreement") providing for registration rights with respect to the Series A Preferred Stock, the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Senior Notes and the related guarantees, the Warrants, the shares of Common Stock issuable upon exercise of the Warrants, and any shares of Common Stock owned or acquired by Wafer Holdings or its affiliates (including the shares acquired by Wafer Holdings from the Sellers pursuant to the Purchase Agreement) (collectively, the "Registrable Securities"). The Company has agreed that, on or before August 10, 2002, the Company will file with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of the Registrable Securities by the holders of those Registrable Securities.

        Revolving Credit Facility.

        On November 13, 2001, TPG Wafer Credit Partners LLC, a Delaware limited liability company ("Wafer Credit Partners"), T3 Partners II, T3 Parallel II, TCW Partners, TCW Trust, GEI and GEI Side (collectively, the "Revolving Credit Lenders"), established a five-year revolving credit facility (the "Revolving Credit Facility") pursuant to the Revolving Credit Agreement among the Company, the Revolving Credit Lenders, the administrative agent and the collateral agent, pursuant to which the Revolving Credit Lenders have committed to make available to the Company a line of credit in an aggregate amount of up to $150 million. Loans under the Revolving Credit Facility may not exceed: (i) $50 million at any time prior to January 1, 2002, (ii) $75 million at any time prior to April 1, 2002, (iii) $100 million at any time prior to July 1, 2002, (iv) $125 million at any time prior to October 1, 2002 and (v) $150 million after October 1, 2002. Loans will bear interest at a rate of interest per annum based on LIBOR plus 3.5% or an alternate base rate (based on the greater of the federal funds rate and Citibank, N.A.'s prime rate) plus 2.5%. As collateral securing the Company's payment obligations under the Revolving Credit Agreement, the Company has pledged substantially all of its domestic assets, including all of the capital stock of most of its domestic subsidiaries and 65% of the capital stock of certain of its foreign subsidiaries, but excluding any assets currently pledged to support third party debt. The Company's domestic subsidiaries have also guaranteed the Company's payment obligations.

        Merger Agreement.

        Pursuant to a Merger Agreement, dated November 13, 2001, the Company has agreed, subject to Shareholder Approval, to permit the merger of Wafer Holdings with and into the Company at such time as the members of Wafer Holdings shall determine. The Company will continue in existence as the surviving corporation. As a result of the merger, the members of Wafer Holdings generally will convert their interests in Wafer Holdings into the equity securities of the Company held by Wafer Holdings, plus Common Stock having a market value equal to the principal amount of any debt securities of the Company held by Wafer Holdings.

        Management Advisory Agreement.

        In connection with the restructuring, the Company has entered into a management advisory agreement with TPG GenPar, pursuant to which TPG GenPar will provide certain management and financial advisory services to the Company in exchange for an annual management advisory fee of $2 million plus additional compensation if TPG GenPar acts as financial advisor to the Company for certain future transactions.

        Shareholder Approval.

        Pursuant to the Restructuring Agreement, the Company has agreed to use its best efforts to obtain, as promptly as possible, (i) any necessary approval by the stockholders of the Company relating to the Series A Preferred Stock, the shares issuable upon conversion of the Series A Preferred Stock, the Warrants and the shares issuable upon exercise of the warrants under the rules and regulations of the New York Stock Exchange, (ii) the approval by the stockholders of the Company of the plan of merger contained in the Merger Agreement in accordance with the Delaware General Corporation Law, and (iii) the approval by the stockholders of the Company of a one-for-two reverse split of the Common Stock (collectively, "Shareholder Approval"). The Company has also agreed to use its best efforts to hold a special meeting of its stockholders for such purpose no later than February 28, 2002 and will file with the Commission a proxy statement with respect to such shareholder meeting no later than December 15, 2001. As the Reporting Persons hold a majority of the outstanding shares of Common Stock, receipt of Shareholder Approval is assured.

        Fees and Expenses.

        Pursuant to the Restructuring Agreement, the Company is responsible for the payment of all its expenses incurred in connection with the Restructuring Agreement, including all fees and expenses of its legal counsel and all third-party consultants engaged by it to assist in such transactions. The Company will pay to Wafer Holdings and its affiliates a $10 million transaction fee and a $3 million credit facility fee, and reimburse Wafer Holdings and its affiliates for all its fees and disbursements of legal counsel, financial advisors and other third party consultants and other out-of-pocket expenses incurred by it in connection with the restructuring.

        General.

        The provisions of the Purchase Agreement, the Assignment Agreement, the Restructuring Agreement, the Certificate of Designations, the Warrants, the Indenture, the Registration Rights Agreement, the Revolving Credit Agreement, the Merger Agreement and the Management Advisory Agreement are set forth as exhibits to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

        Subject to the restrictions described above, the Reporting Persons may, from time to time, subject to developments with respect to the Company and market conditions, consider and determine to effect the purchase or sale of shares of Common Stock, Series A Preferred Stock, Warrants, Senior Notes and/or other securities of the Company.

        Except as set forth herein, none of the Reporting Persons have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a), (b) The Reporting Persons may be deemed beneficially to own up to 182,182,192 shares of Common Stock, representing in the aggregate approximately 90.3% of the outstanding shares of Common Stock, based on the number of shares of Common Stock represented by the Company in the Restructuring Agreement to be outstanding as of November 13, 2001 and assuming the exercise or conversion in full of the Warrants and the Series A Preferred Stock.

        Each of the TCW Controlling Persons, TCW Partners and TCW Trust may be deemed to be part of one or more "groups" for purposes of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, but disclaims that status.

        (c) Except as described herein, no transactions in shares of common stock of the Company were effected during the past 60 days by the Reporting Persons and the TPG Controlling Persons or to the best of their knowledge, any of the individuals identified in Item 2.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Amended and Restated LLC Operating Agreement of Wafer Holdings.

        Wafer Holdings, Wafer Partners, TCW Partners, TCW Trust, GEI, GEI Side and Wafer Management have entered into the Amended and Restated LLC Operating Agreement of Wafer Holdings, dated as of November 13, 2001 (the "LLC Agreement"), which provides that Wafer Partners shall be the managing member of Wafer Holdings and conduct the business and affairs of Wafer Holdings. This includes voting of the equity securities that Wafer Holdings holds except as set forth below.

        Members' Agreement.

        Wafer Holdings, Wafer Partners, TCW Partners, TCW Trust, GEI, GEI Side and Wafer Management have entered into a Members' Agreement, dated as of November 13, 2001 (the "Members' Agreement"), providing for, among other things, an agreement by Wafer Partners, the managing member of Wafer Holdings, not to cause Wafer Holdings to vote its shares of Common Stock without the prior written consent of TCW Partners, TCW Trust, GEI and GEI Side on certain matters, including mergers, liquidation, bankruptcy, dissolution, recapitalization, reorganization, and amendments to the certificate of incorporation or bylaws of the Company. The Members' Agreement also provides that TCW Partners and TCW Trust may nominate one individual to the Board, GEI and GEI Side may nominate one individual to the Board, and Wafer Partners, as the managing member of Wafer Holdings, agrees to cause Wafer Holdings to vote its shares of Common Stock in favor of the election of such individuals as directors of the Company.

        Intercreditor Agreement.

        Wafer Credit Partners, T3 Partners II, T3 Parallel II, TCW Partners, TCW Trust, GEI and GEI Side, Wafer Partners and Wafer Management (collectively, the "Lenders") have entered into an Intercreditor Agreement, dated as of November 13, 2001, providing for, among other things, the assignment of any participation interests in the Italian Notes, the Senior Notes and Warrants held by any Lender to the other non-defaulting Lenders pro rata in the event of a default of such Lender under the Revolving Credit Agreement; Wafer Partners' right of first offer to any participation interests in the Italian Notes, Senior Notes or Warrants that any Lender wishes to transfer; the Lenders' tag-along rights to any transfer by Wafer Partners or its affiliates of the Italian Notes, Senior Notes or Warrants; and Wafer Partners' rights to cause the holders of participation interests in the Italian Notes, Senior Notes or Warrants to sell such securities if Wafer Partners wishes to sell its securities.

        The provisions of the LLC Agreement, the Members' Agreement and the Intercreditor Agreement are set forth as exhibits to this Schedule, and are incorporated herein in their entirety by this reference in response to this Item
6. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

        Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Schedule I           Directors of TCW Group

Schedule II          Directors of TAMCO

Exhibit 1            Joint Filing Agreement

Exhibit 2            Purchase Agreement

Exhibit 3            Assignment Agreement

Exhibit 4            Restructuring Agreement

Exhibit 5            Certificate of Designations of
                     Series A Preferred Stock

Exhibit 6            Form of Warrant

Exhibit 7            Indenture

Exhibit 8            Registration Rights Agreement

Exhibit 9            Revolving Credit Agreement

Exhibit 10           Merger Agreement

Exhibit 11           Management Advisory Agreement

Exhibit 12           Amended and Restated LLC Operating
                     Agreement of Wafer Holdings

Exhibit 13           Members' Agreement

Exhibit 14           Intercreditor Agreement

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Holdings LLC is true, complete and correct.

Dated:  November 21, 2001

                             TPG WAFER HOLDINGS LLC


                          By: /s/ Richard A. Ekleberry
                             -------------------------
                          Name:  Richard A. Ekleberry
                          Title: Vice President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Wafer Partners LLC is true, complete and correct.

Dated:  November 21, 2001

                             TPG WAFER PARTNERS LLC


                          By: /s/ Richard A. Ekleberry
                             -------------------------
                          Name:  Richard A. Ekleberry
                          Title: Vice President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors III, L.P. is true, complete and correct.

Dated:  November 21, 2001

                          GREEN EQUITY INVESTORS III, L.P.

                          By: GEI Capital III, LLC, its General Partner


                          By:  /s/ John Danhakl
                              ------------------------
                          Name:  John Danhakl
                          Title: Manager

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to GEI Capital III, L.L.C. is true, complete and correct.

Dated:  November 21, 2001

                          GEI CAPITAL III, L.L.C.

                          By:  /s/ John Danhakl
                              ------------------------
                          Name:  John Danhakl
                          Title: Manager

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to LGP Management, Inc. is true, complete and correct.

Dated:  November 21, 2001

                          LGP MANAGEMENT, INC.


                          By:  /s/ John Danhakl
                              ------------------------
                          Name:  John Danhakl
                          Title: Vice President


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Leonard Green & Partners, L.P., is true, complete and correct.

Dated:  November 21, 2001

                          LEONARD GREEN & PARTNERS, L.P.

                          By: LGP Management, Inc., its General Partner


                          By:  /s/ John Danhakl
                              ------------------------
                          Name:  John Danhakl
                          Title: Vice President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Green Equity Investors Side III, L.P. is true, complete and correct.

Dated:  November 21, 2001

                          GREEN EQUITY INVESTORS SIDE III, L.P.

                          By: GEI Capital III, LLC, its General Partner

                          By:  /s/ John Danhakl
                              ------------------------
                          Name:  John Danhakl
                          Title: Manager

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Partners III, L.P. is true, complete and correct.

Dated:  November 21, 2001

                          TCW/CRESCENT MEZZANINE PARTNERS III, L.P.


                          By: TCW/Crescent Mezzanine III, LLC,
                              its general partner


                          By: TCW Asset Management Company, its sole member


                          By:  /s/ Linda D. Barker
                             -------------------------
                          Name:  Linda D. Barker
                          Title: Authorized Signatory

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine Trust III is true, complete and correct.

Dated:  November 21, 2001

                          TCW/CRESCENT MEZZANINE TRUST III


                          By: TCW/Crescent Mezzanine III, LLC,
                              its managing owner


                          By: TCW Asset Management Company, its sole member


                          By:  /s/ Linda D. Barker
                             -------------------------
                          Name:  Linda D. Barker
                          Title: Authorized Signatory

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to The TCW Group, Inc. is true, complete and correct.

Dated:  November 21, 2001

                          THE TCW GROUP, INC.


                          By:  /s/ Linda D. Barker
                             -------------------------
                          Name:  Linda D. Barker
                          Title: Authorized Signatory

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW Asset Management Company is true, complete and correct.

Dated:  November 21, 2001

                          TCW ASSET MANAGEMENT COMPANY


                          By:  /s/ Linda D. Barker
                             -------------------------
                          Name:  Linda D. Barker
                          Title: Authorized Signatory

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TCW/Crescent Mezzanine III, LLC is true, complete and correct.

Dated:  November 21, 2001

                          TCW/CRESCENT MEZZANINE III, LLC


                          By:  TCW Asset Management Company, its sole member


                          By:  /s/ Linda D. Barker
                             -------------------------
                          Name:  Linda D. Barker
                          Title: Authorized Signatory

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  November 21, 2001

                          TPG ADVISORS III, INC.


                          By: /s/ Richard A. Ekleberry
                             -------------------------
                          Name:  Richard A. Ekleberry
                          Title: Vice President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  November 21, 2001

                          T3 ADVISORS, INC.


                          By: /s/ Richard A. Ekleberry
                             -------------------------
                          Name:  Richard A. Ekleberry
                          Title: Vice President

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors II, Inc. is true, complete and correct.

Dated:  November 21, 2001

                          T3 ADVISORS II, INC.


                          By: /s/ Richard A. Ekleberry
                             -------------------------
                          Name:  Richard A. Ekleberry
                          Title: Vice President

                                   SCHEDULE I

                    BOARD OF DIRECTORS OF THE TCW GROUP, INC.

        All of the following individuals are directors of The TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise indicated below:

MARK L. ATTANASIO
11100 Santa Monica Blvd., Suite 2000
Los Angeles, CA 90025

PHILIPPE CITERNE
Chief Executive Officer
Societe Generale, S.A.
Tour Societe Generale
17, cour Valmy
92972 Paris-La Defense Cedex-France
(Citizen of France)

PHILIPPE COLLAS
Chairman and Chief Executive Officer
Societe Generale Asset Management, S.A.

2, place de la Coupole

92078 Paris-La Defense Cedex-France
(Citizen of France)

ROBERT A. DAY
Chairman of the Board, Chairman and Chief Executive Officer
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

DAMON P. DE LASZLO, ESQ.
Managing Director of Harwin Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
Partner
Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

RICHARD N. FOSTER
McKinsey & Company Inc.
55 E. 52nd Street, 21st Floor
New York, NY 10022

CARLA A. HILLS
1200 19th Street, N.W., Suite 201
Washington, DC 20036

DR. HENRY A. KISSINGER
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY 10022

THOMAS E. LARKIN, JR.
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

KENNETH L. LAY
Enron Corp.
1400 Smith Street
Houston, TX 77002-7369

MICHAEL T. MASIN, ESQ.
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT 06904

EDFRED L. SHANNON, JR.
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA 91804

ROBERT G. SIMS
Private Investor
11770 Bernardo Plaza Court, Suite 108
San Diego, CA 92128

MARC I. STERN
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA 90017

YASUYUKI TAYAMA
Managing Director
The Yusad Fire and Marine Insurance Company, Limited
26-1, Nishi-Shinjuku
Shinjuku-Ku, Toyko, 112-0014 Japan
(Citizen of Japan)

JAMES R. UKROPINA
O'Melveny & Myers LLP
400 South Hope Street, 15th Floor
Los Angeles, CA 90071

                                   SCHEDULE II

               BOARD OF DIRECTORS OF TCW ASSET MANAGEMENT COMPANY

        All of the following individuals are directors of TCW Asset Management Company. Each director is a citizen of the United States of America unless otherwise indicated below:

CHRISTOPHER J. AINLEY
ALVIN R. ALBE, JR.
MARK L. ATTANASIO
PHILIP A. BARACH
JAVIER W. BAZ
ROBERT D. BEYER
GLEN E. BICKERSTAFF
MICHAEL E. CAHILL
ARTHUR R. CARLSON
JEAN-MARC CHAPUS
ROBERT A. DAY, Chairman
PENELOPE D. FOLEY
DOUGLAS S. FOREMAN
NICOLA F. GALLUCCIO
MARK W. GIBELLO
JEFFREY E. GUNDLACH
RAYMOND F. HENZE, III
THOMAS E. LARKIN, JR.
STEPHEN MCDONALD
NATHAN B. SANDLER
WILLIAM C. SONNEBORN
KOMAL S. SRI-KUMAR
MARC I. STERN

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION                           PAGE
-------                            -----------                           ----

   1 Joint Filing Agreement, dated as of November 21, 2001, among TPG Wafer Holdings LLC, TPG Wafer Partners LLC, TPG Advisors III, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TCW/Crescent Mezzanine III, LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine III, L.P., TCW/Crescent Mezzanine Trust III, The TCW Group, Inc. and TCW Asset Management Company.

   2 Purchase Agreement, dated as of September 30, 2001, among TPG Partners III, L.P., T(3)Partners, L.P. and T(3)Partners II, L.P., TPG Wafer Holdings LLC, E.ON AG, E.ON International Finance B.V., FIDELIA Corporation, VEBA Zweite Verwaltungsgesellschaft mbH and E.ON North America, Inc.

   3 Assignment Agreement, dated as of November 13, 2001, among TPG Partners III, L.P., T3 Partners, L.P., T3 Partners II, L.P., TPG Wafer Holdings LLC, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TPG Wafer Partners LLC and MEMC Holdings Corporation.

   4 Restructuring Agreement, dated as of November 13, 2001, between TPG Wafer Holdings LLC and MEMC Electronic
          Materials, Inc.

   5      Certificate of Designations of Series A Cumulative
          Convertible Preferred Stock of MEMC Electronic
          Materials, Inc.

   6 Form of Warrant Certificate evidencing Warrants to purchase Common Stock, par value $0.01 per share of MEMC Electronic Materials, Inc.

   7      Indenture, dated as of November 13, 2001, among MEMC
          Electronic Materials, Inc., Citibank, N.A. and Citicorp
          USA, Inc.

   8      Registration Rights Agreement, dated as of November 13,
          2001, among MEMC Electronic Materials, Inc., TPG Wafer
          Holdings LLC and the Guarantors specified therein.

   9      Revolving Credit Agreement, dated as of November 13,
          2001, among MEMC Electronic Materials, Inc., the
          Lenders specified therein and Citicorp USA, Inc.

   10 Merger Agreement, dated as of November 13, 2001, between TPG Wafer Holdings LLC and MEMC Electronic
          Materials, Inc.

   11     Management Advisory Agreement, dated as of November 13,
          2001, between MEMC Electronic Materials, Inc. and TPG
          GenPar III, L.P.

   12     Amended and Restated Limited Liability Company
          Operating Agreement of TPG Wafer Holdings LLC, dated as of November 13, 2001

   13 Members' Agreement, dated as of November 13, 2001, among TPG Wafer Holdings LLC, TPG Wafer Partners LLC, TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P. and TPG Wafer Management LLC.

   14 Intercreditor Agreement, dated as of November 13, 2001, among TPG Wafer Credit Partners, LLC, T3 Partners II, L.P., T3 Parallel II, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, Green Equity Investors III, L.P., Green Equity Investors Side III, L.P., TPG Wafer Management LLC and TPG Wafer Partners LLC.